Lion Consulting Group Inc.
                                 Seestrasse 129
                                 8704 Herrliberg
                                   Switzerland
                               Tel: (760) 299-3516

                                January 18, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Tom Kluck, Esq.

     Re: Lion Consulting Group Inc.
         Registration Statement on Form S-1 (File No. 333-181624)

Dear Mr. Kluck:

     Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Lion Consulting Group Inc., a Delaware corporation (the "Company"), hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to January 23, at 1:00 p.m. E.S.T., or as soon thereafter as may be practicable.

     The Company hereby acknowledges that:

     * should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     * the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     * the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Thomas E. Puzzo, Esq., counsel to the undersigned, at (206) 522-2256.

                                   Very truly yours,

                                   Lion Consulting Group Inc.


                                   By: /s/ Philippe Wagner
                                      --------------------------------------
                                   Name:  Philippe Wagner
                                   Title: President


cc: Thomas E. Puzzo, Esq.